UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K sets forth a media release of Deutsche Bank AG. This Report on Form 6-K is hereby incorporated by reference into Registration Statements Nos. 333-206013 and 333-218897 of Deutsche Bank AG.

Media Release | Frankfurt am Main, April 8, 2018

Christian Sewing appointed as new Chief Executive Officer of Deutsche Bank

Garth Ritchie and Karl von Rohr become Presidents – John Cryan and Marcus Schenck to leave the bank

The Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) has appointed Christian Sewing as Chief Executive Officer with immediate effect. He succeeds John Cryan who will leave the bank at the end of this month.

Additionally, the Supervisory Board has appointed Management Board members Garth Ritchie and Karl von Rohr as new Presidents.

Sewing, born in 1970, has been a member of the Management Board since January 1, 2015. He was appointed as President in March 2017. Most recently he was responsible for Deutsche Bank’s Private & Commercial Bank (including Postbank) together with Frank Strauß. He was Head of Group Audit from June 2013 to February 2015, prior to which he held a number of management positions in Risk. Since joining in 1989 Sewing has worked for Deutsche Bank in Frankfurt, Hamburg, London, Singapore, Tokyo and Toronto. From 2005 until 2007, Sewing was a member of the Management Board of Deutsche Genossenschafts-Hypothekenbank. Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, he completed a bank apprenticeship at Deutsche Bank.

Paul Achleitner, Chairman of the Supervisory Board, said: “In his more than 25 years at Deutsche Bank Christian Sewing has proven himself a strong and disciplined leader. The Supervisory Board is convinced that he and his team will be able to successfully lead Deutsche Bank into a new era. We trust in the great ability of this bank and its many talents.”

Achleitner thanked the departing CEO: “Despite his relatively short tenure as CEO, John Cryan has played a critical role in the almost 150 year history of Deutsche Bank – and laid the groundwork for a successful future of the bank. The Supervisory Board in general and I personally are grateful for this. However, following a comprehensive analysis we came to the conclusion that we need a new execution dynamic in the leadership of our bank.”

Marcus Schenck was not available for a position in the new management team, having informed the Supervisory Board before Easter that he intends to leave the bank after this year’s Annual General Meeting. Achleitner said: “We very much regret Marcus Schenck’s decision and thank him for his contribution in a crucial period for our bank. We wish him continued success for the future.”

Deutsche Bank’s Corporate & Investment Bank will be led by Ritchie who was previously Co-Head of the division with Schenck. The Private & Commercial Bank will be led by Strauß who was previously its Co-Head along with Sewing.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2017 Annual Report on Form 20-F, which was filed with the SEC on March 16, 2018, on pages 13 through 40 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 9, 2018

	By:	/s/ Serdar Oezkan
	Name:	Serdar Oezkan
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

4